Mail Stop 4561

May 30, 2007

VIA USMAIL and FAX 011-3314-757-8976

Mr. Nasser Nassiri
President and Chief Executive Officer
Biocoral, Inc.
38 Rue Anatole France
92594 Levallois Perret Cedex France

> **Re:** **Biocoral, Inc.**
> **Form 10-K/A for the year ended December 31, 2005**
> **Filed on 4/19/2006**
> **File No. 000-23512**

Dear Mr. Nasser Nassiri:

We have reviewed your response letter dated April 24, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

(J) Intangible Assets, pages F-10 – F-11

1.   We have read your responses to comments two and three and will monitor your amendment for compliance.

Note 8 – Long-Term Debt, pages F-14-F-16

2.   We have read your response to comment four. You state there is a provision in the convertible notes that would apply in instances where performance of any condition of the Note is physiologically impossible, i.e. an infinite number of shares, such condition is treated as nullified. Please provide details about this provision and tell us how this provision impacts your accounting under EITF 00-19.

3.   We have read your response to comment five.   We do not object to you reflecting your contemplated changes as an amendment to your annual filing for 2006.   Please ensure you comply with the guidance outlined in paragraphs 25 and 26 of SFAS 154.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

                                Sincerely,

                                Jorge Bonilla
                                Senior Staff Accountant